Mail Stop 4561
Via Fax (503) 615-1115

October 15, 2009

Brian Bronson
Chief Financial Officer
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsboro, OR 97124

>   **Re: RadiSys Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 6, 2009**
>   **Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009**
>   **File No. 000-26844**

Dear Mr. Bronson:

        We have reviewed your response letter dated September 18, 2009 in connection
with the above-referenced filings and have the following comments. If indicated, we
think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments. Unless otherwise noted, where prior comments are referred to they
refer to our letter dated August 20, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors

Because of our dependence and our contract manufacturers' dependence on a few
suppliers…, page 15

1.   In response to prior comments 1 and 20, you state that you do not have a direct
        contractual relationship with Intel for the supply of some microprocessors and
        other components. We note your disclosure on pages 8 and 15 that you "currently
        rely solely on Intel for the supply of some microprocessors and other

components." In future filings, please consider clarifying that you obtain the supply of Intel microprocessors from a variety of resellers, integrators, component manufacturers, and contract manufacturers.

Item 15. Exhibits

2.   Please provide a more detailed analysis to support your conclusion that you are not substantially dependent upon Foxconn and Jabil in response to prior comment 20. Explain the extent of the difficulty and expense you incurred in migrating your services in 2006 and 2009. Further, tell us your assessment of the time and expense that would be involved in replacing Foxconn and Jabil and why you believe this supports your analysis that you are not substantially dependent upon the agreements with these suppliers.

Form 10-Q for the Quarter Ended March 31, 2009

Note 11. Income Taxes, page 14

3.   We note your response to prior comment 8 and your discussion of the factors that contributed to the reduction in the Company's U.S pretax book income and taxable income projections used in your April 2009 deferred tax valuation analysis. Your response indicates that in the first quarter of fiscal 2009, the Company began to see the effects of the lagging economy in your Traditional Communications Networking Products and your Commercial Business Unit also experienced significant declines in revenue and gross margins. While we note that revenues from the Communications Networking and Commercial Systems segments declined approximately 12% and 21%, respectively in the first quarter of fiscal 2009 compared to the fourth quarter of fiscal 2008, it appears that the decline in revenues began in the fourth quarter of fiscal 2008 when the revenues from these segments decreased approximately 10% and 11%, respectively from that of the third quarter of fiscal 2008. Please explain further how the projections used in your January 2009 analysis were impacted by these trends or alternatively tell us why they were not factored into your analysis.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief